Exhibit 1.1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

APPOINTMENT OF COMPANY SECRETARY

AND CHANGE OF QUALIFIED ACCOUNTANT

Reference is made to the announcement by China Unicom Limited (the “Company”) dated 17 January 2006. The Board of Directors (the “Board”) of the Company is pleased to announce that Ms. Chu Ka Yee (“Ms. Chu”) has been appointed as Company Secretary of the Company with effect from 21 February 2006. The Company is now in compliance with Rule 8.17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Ms. Chu has also replaced the former Qualified Accountant as Qualified Accountant of the Company under Rule 3.24 of the Listing Rules with effect from 21 February 2006.

Ms. Chu holds a Bachelor degree in Business Administration from the Chinese University of Hong Kong and is a Fellow Member of The Association of Chartered Certified Accountants and an Associate Member of the Hong Kong Institute of Certified Public Accountants. Ms. Chu has over 13 years of company secretarial, accounting and financial management experience in listed company.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping

Non-executive Director:	Liu Yunjie

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus and Wong Wai Ming

By Order of the Board China Unicom Limited Li Qiuhong Executive Director

Hong Kong, 22 February 2006